A2Z Smart Technologies Provides Update of its Previously Announced Private Placement and Acquisition of Common Shares of Cust2Mate Ltd.

TEL AVIV, ISRAEL. October 9, 2020 - A2Z Smart Technologies Corp. **("A2Z"** or the **"Company") (TSXV:AZ) (OTCQB: AAZZF)**, an innovative technology company specializing in state-of-the-art automation and electronics technology, the closing of its previously announced private placement financing of up to US$ 9 million (the "**Financing**") and the previously announced acquisition (the "**Acquisition**") to acquire common shares of Cust2Mate Ltd. ("**Cust2mate**") is expected to close in the coming 10 days. (See A2Z News Releases dated August 26, 2020 and September 14, 2020.)

Closing of both the Financing and the Acquisition are subject to the final approval of the Exchange requiring the filing of all documentation required by the Policies of the Exchange.

About Cust2mate Ltd.

Cust2Mate is a technological company focused on providing retail automation solutions, in particular for large grocery stores, supermarkets and retail stores. Cust2Mate's primary product is the Cust2Mate system which incorporates a "smart cart" enabling shoppers to checkout automatically without having to pass through the cashier, unload and reload their purchases by simply allowing the costumer to "pick&go".

About A2Z Smart Technologies, Inc.

A2Z Smart Technologies, Inc. is an innovative technology company based out of Israel, specializing in military technology and expanding into the civilian markets. A2Z has been operating for over 30 years and has a client base with 75 recurring clients, including the Israel Defense Forces, Security Forces, and Ministry of Defence among others. A2Z plans to leverage their cash flow-generating core-business to expand into the civilian robotics and automobile markets.

According to Zion Market Research, the Military Robotics space is expected to reach $53.93B by 2027 for a projected CAGR of 13.5%.(Summary of Report)

For additional information, please visit: https://a2zas.com

Twitter: @a2z_advanced

Instagram: a2z_smart_tech

On Behalf of the Board,

Bentsur Joseph, CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Disclaimer: The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities -- that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.